

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 16, 2014

Via E-mail
Mr. Xiang Wei
Chief Executive Officer
Wonder International Education & Investment Group Corporation
8040 E. Morgan Trail, #18
Scottsdale, AZ 85258

> **Re: Wonder International Education & Investment Group Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed April 16, 2013**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed April 16, 2012**
> **File No. 333-163635**

Dear Mr. Wei:

We issued comments on the above captioned filing on August 12, 2013. On December 5, 2013, we issued follow-up comments informing you that those comments remained outstanding and unresolved, and absent a supplement to your response letter dated November 11, 2013, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps will include our releasing all correspondence relating to our review on the EDGAR system.

You may contact Michael Henderson, Staff Accountant at 202-551-3364 or Carlos Pacho, Senior Assistant Chief Accountant at 202-551-3835 if you have any questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director